UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 000-28996

ELBIT IMAGING LTD.
  (Translation of Registrant’s Name into English)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO ELBIT IMAGING LTD.’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-172122) AND REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENTS NOS. 333-117509, 333-130852, 333-136684 AND 333-152820), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of Elbit consists of the following documents, which are attached hereto and incorporated by reference herein:

4.3	Warrant issued by Elbit Imaging Ltd. to Eastgate Property LLC, dated September 22, 2011

5.1	Opinion of Goldfarb Seligman & Co.

23.1	Consent of Goldfarb Seligman & Co. (included as part of Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2011	ELBIT IMAGING LTD. (Registrant) By: /s/ Shimon Yitzhaki —————————————— Shimon Yitzhaki Executive Chairman

EXHIBIT INDEX
EXHIBIT NO.	DESCRIPTION

4.3	Warrant issued by Elbit Imaging Ltd. to Eastgate Property LLC, dated September 22, 2011

5.1	Opinion of Goldfarb Seligman & Co.

23.1	Consent of Goldfarb Seligman & Co. (included as part of Exhibit 5.1)